Term sheet
To prospectus dated November 14, 2011,
prospectus supplement dated November 14, 2011,
product supplement no. 6-I dated November 14, 2011 and
underlying supplement no. 1-I dated November 14, 2011	Term sheet to Product Supplement No. 6-I Registration Statement No. 333-177923 Dated January 20, 2012; Rule 433

Structured Investments	$ Capped Notes Linked to the iShares® MSCI Emerging Markets Index Fund due January 25, 2017

General

•	The notes are designed for investors who seek capped exposure to appreciation of the iShares® MSCI Emerging Markets Index Fund up to a maximum return that will be between 35% and 45% at maturity. Investors should be willing to forgo interest and dividend payments, as well as any appreciation of the Index above the maximum return, while seeking repayment of their principal in full at maturity. Any payment on the notes is subject to the credit risk of JPMorgan Chase & Co.
•	Investing in the notes is not equivalent to investing in the iShares® MSCI Emerging Markets Index Fund or any of the equity securities held by the iShares® MSCI Emerging Markets Index Fund.
•	Senior unsecured obligations of JPMorgan Chase & Co. maturing January 25, 2017†
•	Minimum denominations of $1,000 and integral multiples thereof
•	The notes are expected to price on or about January 20, 2012 and are expected to settle on or about January 25, 2012.

Key Terms

Index Fund:	The iShares® MSCI Emerging Markets Index Fund (“EEM”)
Payment at Maturity:	At maturity, you will receive a cash payment, for each $1,000 principal amount note, of $1,000 plus the Additional
Amount, which may be zero and will not be more than the Maximum Return.
You are entitled to repayment of principal in full at maturity, subject to the credit risk of JPMorgan Chase & Co.
Participation Rate:	100%
Additional Amount:	The Additional Amount per $1,000 principal amount note paid at maturity will equal $1,000 × the Index Fund Return × the Participation Rate, provided that the Additional Amount will not be less than zero or greater than the Maximum Return.
Maximum Return:	The Maximum Return will be determined on the pricing date and will not be less than 35% or greater than 45%.
Index Fund Return:	Final Share Price – Initial Share Price Initial Share Price
Initial Share Price:	The closing price of one share of the Index Fund on the pricing date, divided by the Share Adjustment Factor.
Final Share Price:	The closing price of one share of the Index Fund on the Observation Date.
Share Adjustment Factor:	1.0 on the pricing date and subject to adjustment under certain circumstances. See “Description of Notes — Payment at Maturity” and “General Terms of Notes — Additional Fund Provisions — A. Anti-Dilution Adjustments” in the accompanying product supplement no. 6-I for further information about these adjustments.
Observation Date:	January 20, 2017†
Maturity Date:	January 25, 2017†
CUSIP:	48125VKT6
†	Subject to postponement in the event of a market disruption event as described under “Description of Notes — Payment at Maturity – D. Other Terms” in the accompanying product supplement no. 6-I.

Neither the U.S. Securities and Exchange Commission, or SEC, nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this term sheet or the accompanying product supplement, prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public (1)	Fees and Commissions (2)	Proceeds to Us
Per note	$	$	$
Total	$	$	$
(1)	The price to the public includes the estimated cost of hedging our obligations under the notes through one or more of our affiliates.
(2)	If the notes priced today and assuming a maximum return of 35%, J.P. Morgan Securities LLC, which we refer to as JPMS, acting as agent for JPMorgan Chase & Co., would receive a commission of $25.00 per $1,000 principal amount note and would use a portion of that commission to allow selling concessions to other affiliated or unaffiliated dealers of approximately $2.50 per $1,000 principal amount note. The concessions of approximately $2.50 per $1,000 principal amount note include concessions to be allowed to selling dealers and a referral fee to be paid to an arranging dealer. This commission includes the projected profits that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes. The actual commission received by JPMS may be more or less than $25.00 and will depend on market conditions on the pricing date. In no event will the commission received by JPMS, which includes concessions and other amounts that may be allowed to other dealers, exceed $30.00 per $1,000 principal amount note. See “Plan of Distribution (Conflicts of Interest)” beginning on page PS-76 of the accompanying product supplement no. 6-I.

The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

January 20, 2012

Additional Terms Specific to the Notes

Investing in the notes involves a number of risks. See “Risk Factors” beginning on page PS-16 of the accompanying product supplement no. 6-I, “Risk Factors” beginning on page US-1 of the accompanying underlying supplement no. 1-I and “Selected Risk Considerations” beginning on page TS-2 of this term sheet.

JPMorgan Chase & Co. has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission, or SEC, for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, JPMorgan Chase & Co., any agent or any dealer participating in this offering will arrange to send you the prospectus, each prospectus supplement, product supplement no. 6-I, underlying supplement no. 1-I and this term sheet if you so request by calling toll-free 866-535-9248.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase the notes prior to their issuance. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

You should read this term sheet together with the prospectus dated November 14, 2011, as supplemented by the prospectus supplement dated November 14, 2011 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 6-I dated November 14, 2011 and underlying supplement no. 1-I dated November 14, 2011. This term sheet, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 6-I and the underlying supplement no. 1-I, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Product supplement no. 6-I dated November 14, 2011: http://www.sec.gov/Archives/edgar/data/19617/000089109211007596/e46161_424b2.pdf
•	Underlying supplement no. 1-I dated November 14, 2011: http://www.sec.gov/Archives/edgar/data/19617/000089109211007615/e46154_424b2.pdf
•	Prospectus supplement dated November 14, 2011: http://www.sec.gov/Archives/edgar/data/19617/000089109211007578/e46180_424b2.pdf
•	Prospectus dated November 14, 2011: http://www.sec.gov/Archives/edgar/data/19617/000089109211007568/e46179_424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this term sheet, the “Company,” “we,” “us” and “our” refer to JPMorgan Chase & Co.

Selected Purchase Considerations

•	POTENTIAL PRESERVATION OF CAPITAL AT MATURITY — Subject to the credit risk of JPMorgan Chase & Co., the payout formula allows you to receive at least your initial investment in the notes plus the Additional Amount if you hold the notes to maturity, regardless of the performance of the Index Fund. Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.
•	CAPPED APPRECIATION POTENTIAL — The notes provide capped exposure to appreciation of the Index Fund. The actual Maximum Return will be set on the pricing date and will be between 35% and 45% for a maximum payment at maturity that will be between $1,350 and $1,450 for every $1,000 principal amount note. Because the notes are our senior unsecured debt obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.
•	DIVERSIFICATION OF THE iSHARES® MSCI EMERGING MARKETS INDEX FUND — The iShares® MSCI Emerging Markets Index Fund is an exchange-traded fund of iShares, Inc., which is a registered investment company that consists of numerous separate investment portfolios. The iShares® MSCI Emerging Markets Index Fund seeks to provide investment results that correspond generally to the price and yield performance, before fees and expenses, of publicly traded securities in emerging markets as measured by the MSCI Emerging Markets Index, which we refer to as the Underlying Index. The Underlying Index is a free-float adjusted average of the U.S. dollar values of all of the equity securities constituting the MSCI indices for selected emerging markets countries. For additional information about the Index Fund, see “Fund Descriptions - The iShares® MSCI Emerging Markets Index Fund” in the accompanying underlying supplement no. 1-I.
•	TAXED AS CONTINGENT PAYMENT DEBT INSTRUMENTS — You should review carefully the section entitled “Material U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 6-1. Subject to the limitations described therein, in the opinion of our special tax counsel, Sidley Austin LLP, the notes will be treated for U.S. federal income tax purposes as “contingent payment debt instruments.” You generally will be required to accrue taxable interest income in each year at the “comparable yield” as determined by us, although we will not make any payments with respect to the notes until maturity. Interest included in income will increase your basis in your notes. Generally, any amount received at maturity or earlier sale or exchange in excess of your adjusted basis will be treated as additional interest income, while any loss will be treated as an
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ordinary loss to the extent of all previous inclusions with respect to your notes, which will be deductible against other income (e.g., employment and interest income), with the balance treated as capital loss, the deductibility of which may be subject to limitations. You should consult your tax adviser concerning the application of these rules. Purchasers who are not initial purchasers of notes at their issue price should consult their tax advisers with respect to the tax consequences of an investment in notes, including the treatment of the difference, if any, between the basis in their notes and the notes’ adjusted issue price.

The discussion in the preceding paragraph, when read in combination with the section entitled “Material U.S. Federal Income Tax Consequences” in the accompanying product supplement, constitutes the full opinion of Sidley Austin LLP regarding the material U.S. federal income tax consequences of owning and disposing of notes.

•	COMPARABLE YIELD AND PROJECTED PAYMENT SCHEDULE— We will determine the comparable yield for the notes and will provide that comparable yield, and the related projected payment schedule, in the pricing supplement for the notes, which we will file with the SEC. If the notes had priced on January 19, 2012 and we had determined the comparable yield on that date, it would have been an annual rate of 3.53%, compounded semiannually. The actual comparable yield that we will determine for the notes may be more or less than 3.53%, and will depend upon a variety of factors, including actual market conditions and our borrowing costs for debt instruments of comparable maturities. Neither the comparable yield nor the projected payment schedule constitutes a representation by us regarding the actual amount that we will pay on the notes.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Index Fund or any of the equity securities held by the Index Fund. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement no. 6-I dated November 14, 2011 and in the “Risk Factors” section of the accompanying underlying supplement no. 1-I dated November 14, 2011.

•	MARKET RISK — The return on the notes at maturity is linked to the performance of the Index Fund, and will depend on whether, and the extent to which, the Index Fund Return is positive. YOU WILL RECEIVE NO MORE THAN THE PRINCIPAL AMOUNT OF YOUR NOTES AT MATURITY IF THE INDEX FUND RETURN IS ZERO OR NEGATIVE.
•	THE NOTES MIGHT NOT PAY MORE THAN THE PRINCIPAL AMOUNT AT MATURITY — You may receive a lower payment at maturity than you would have received if you had invested directly in the Index Fund or any of the equity securities held by the Index Fund. If the Final Share Price is less than or equal to the Initial Share Price, the Additional Amount will be zero. This will be true even if the price of the Index Fund was higher than the Initial Share Price at some time during the term of the notes but falls below the Initial Share Price on the Observation Date.
•	YOUR RETURN ON THE NOTES IS LIMITED TO THE MAXIMUM RETURN — If the Final Share Price is greater than the Initial Share Price, for each $1,000 principal amount note, you will receive at maturity $1,000 plus an Additional Amount that will not exceed a predetermined percentage of the principal amount, regardless of the appreciation in the Index Fund, which may be significant. We refer to this percentage as the Maximum Return, which will be set on the pricing date and will be between 35% and 45%.
•	CREDIT RISK OF JPMORGAN CHASE & CO. — The notes are subject to the credit risk of JPMorgan Chase & Co. and our credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on JPMorgan Chase & Co.’s ability to pay all amounts due on the notes at maturity, and therefore investors are subject to our credit risk and to changes in the market’s view of our creditworthiness. Any decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to affect adversely the value of the notes. If we were to default on our payment obligations, you may not receive any amounts owed to you under the notes and you could lose your entire investment.
•	POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. It is possible that these hedging activities or other trading activities of ours or our affiliates could result in substantial returns for us or our affiliates while the value of the notes declines.
•	CERTAIN BUILT-IN COSTS ARE LIKELY TO AFFECT ADVERSELY THE VALUE OF THE NOTES PRIOR TO MATURITY – While the payment at maturity, if any, described in this term sheet is based on the full principal amount of your notes, the original issue price of the notes includes the agent’s commission and the estimated cost of hedging our obligations under the notes. As a result, and as a general matter, the price, if any, at which JPMS will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the maturity date could result in a substantial loss to you. This secondary market price will also be affected by a number of factors aside from the agent’s commission and hedging costs, including those set forth under “Many Economic and Market Factors Will Impact the Value of the Notes” below.
The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.
•	THE NOTES ARE SUBJECT TO CURRENCY EXCHANGE RISK — Because the prices of the equity securities held by the Index Fund are converted into U.S. dollars for purposes of calculating the net asset value of the Index Fund, your notes will be exposed to currency exchange rate risk with respect to each of the currencies in which the equity securities held by the Index Fund trade. Your net exposure will depend on the extent to which such currencies strengthen or weaken against the U.S. dollar and the relative weight of the equity securities held by the Index Fund denominated in each such currency. If, taking into account such weighting, the U.S. dollar
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strengthens against such currencies, the value of the Index Fund will be adversely affected and the payment at maturity of the notes may be reduced.

•	THERE ARE RISKS ASSOCIATED WITH THE INDEX FUND — Although shares of the Index Fund are listed for trading on NYSE Arca, Inc. (“NYSE Arca”) and a number of similar products have been traded on various national securities exchanges for varying periods of time, there is no assurance that an active trading market will continue for the shares of the Index Fund or that there will be liquidity in the trading market. In addition, the Index Fund is subject to management risk, which is the risk that the strategy of BlackRock Fund Advisors (“BFA”), the Index Fund’s investment advisor, the implementation of which is subject to a number of constraints, may not produce the intended results. For example, BFA may select up to 10% of the Index Fund’s assets to be invested in securities not included in its Underlying Index but which BFA believes will help the Index Fund track its Underlying Index, and in futures contracts, options on futures contracts, options and swaps as well as cash and cash equivalents, including shares of money market funds advised by BFA. Any of such actions could adversely affect the market price of the shares of the Index Fund, and consequently, the value of the notes.
•	DIFFERENCES BETWEEN THE INDEX FUND AND THE MSCI EMERGING MARKETS INDEX — The Index Fund does not fully replicate the MSCI Emerging Markets Index, may hold securities not included in the Underlying Index and will reflect additional transaction costs and fees that are not included in the calculation of the Underlying Index, all of which may lead to a lack of correlation between the Index Fund and the Underlying Index. In addition, corporate actions with respect to the sample of equity securities (such as mergers and spin-offs) may impact the variance between the Index Fund and the Underlying Index. Finally, because the shares of the Index Fund are traded on the NYSE Arca and are subject to market supply and investor demand, the market value of one share of the Index Fund may differ from the net asset value per share of the Index Fund. For all of the foregoing reasons, the performance of the Index Fund may not correlate with the performance of the Underlying Index.
•	NON-U.S. SECURITIES RISK — The foreign equity securities held by the Index Fund have been issued by non-U.S. companies. Investments in notes linked to the value of such non-U.S. equity securities involve risks associated with the securities markets in those countries, including risks of volatility in those markets, governmental intervention in those markets and cross shareholdings in companies in certain countries. Also, there is generally less publicly available information about companies in some of these jurisdictions than about U.S. companies that are subject to the reporting requirements of the SEC, and generally non-U.S. companies are subject to accounting, auditing and financial reporting standards and requirements and securities trading rules different from those applicable to U.S. reporting companies.
•	EMERGING MARKETS RISK — The foreign equity securities held by the Index Fund have been issued by non-U.S. companies located in emerging markets countries. Countries with emerging markets may have relatively unstable governments, may present the risks of nationalization of businesses, restrictions on foreign ownership and prohibitions on the repatriation of assets, and may have less protection of property rights than more developed countries. The economies of countries with emerging markets may be based on only a few industries, may be highly vulnerable to changes in local or global trade conditions, and may suffer from extreme and volatile debt burdens or inflation rates. Local securities markets may trade a small number of securities and may be unable to respond effectively to increases in trading volume, potentially making prompt liquidation of holdings difficult or impossible at times. Moreover, the economies in such countries may differ favorably or unfavorably from the economy in the United States in such respects as growth of gross national product, rate of inflation, capital reinvestment, resources and self-sufficiency. Any of the foregoing could adversely affect the market value of shares of the Index Fund and the notes.
•	THE ANTI-DILUTION PROTECTION FOR THE INDEX FUND IS LIMITED — The calculation agent will make adjustments to the Share Adjustment Factor for certain events affecting the shares of the Index Fund. However, the calculation agent will not make an adjustment in response to all events that could affect the shares of the Index Fund. If an event occurs that does not require the calculation agent to make an adjustment, the value of the notes may be materially and adversely affected.
•	NO INTEREST OR DIVIDEND PAYMENTS OR VOTING RIGHTS — As a holder of the notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of shares of the Index Fund or equity securities held by the Index Fund or included in the Underlying Index would have.
•	LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. JPMS intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMS is willing to buy the notes.
•	MANY ECONOMIC AND MARKET FACTORS WILL AFFECT THE VALUE OF THE NOTES — In addition to the closing price per share of the Index Fund on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:
•	the actual and expected volatility in the Index Fund;
•	the time to maturity of the notes;
•	the dividend rate on the equity securities held by the Index Fund;
•	interest and yield rates in the market generally as well as in each of the markets of the equity securities held by the Index Fund;
•	the occurrence of certain events affecting the Index Fund that may or may not require an adjustment to the Share Adjustment Factor;
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•	a variety of economic, financial, political, regulatory and judicial events that affect the equity securities held by the Index Fund or the stock markets generally;
•	the exchange rate and the volatility of the exchange rate between the U.S. dollar and each of the currencies in which the equity securities held by the Index Fund trade and the correlation between those rates and the prices of shares of the Index Fund; and
•	our creditworthiness, including actual or anticipated downgrades in our credit ratings.
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Sensitivity Analysis – Hypothetical Payment at Maturity for Each $1,000 Principal Amount Note

The following table and examples illustrate the payment at maturity (including the payment of an Additional Amount) for a $1,000 principal amount note for a hypothetical range of performances for the Index Fund Return from -80% to +90%, reflect the Participation Rate of 100% and assume an Initial Share Price of $40 and a maximum payment at maturity of $1,350 per $1,000 principal amount note. The actual maximum payment at maturity will be determined on the pricing date and will be between $1,350 and $1,450 per $1,000 principal amount note. The following results are based solely on the hypothetical example cited. The hypothetical total return on the notes is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount note to $1,000. The hypothetical payments at maturity set forth below are for illustrative purposes only and may not be the actual payments at maturity applicable to a purchaser of the notes. The numbers appearing in the following table and examples have been rounded for ease of analysis.

Final Share Price	Index Fund Return	Hypothetical Total Return on the Notes	Payment at Maturity
$76.00	90.00%	35.00%	$1,350.00
$74.00	85.00%	35.00%	$1,350.00
$72.00	80.00%	35.00%	$1,350.00
$68.00	70.00%	35.00%	$1,350.00
$64.00	60.00%	35.00%	$1,350.00
$60.00	50.00%	35.00%	$1,350.00
$56.00	40.00%	35.00%	$1,350.00
$54.00	35.00%	35.00%	$1,350.00
$52.00	30.00%	30.00%	$1,300.00
$48.00	20.00%	20.00%	$1,200.00
$44.00	10.00%	10.00%	$1,100.00
$42.00	5.00%	5.00%	$1,050.00
$40.00	0.00%	0.00%	$1,000.00
$39.60	-1.00%	0.00%	$1,000.00
$38.00	-5.00%	0.00%	$1,000.00
$36.00	-10.00%	0.00%	$1,000.00
$32.00	-20.00%	0.00%	$1,000.00
$28.00	-30.00%	0.00%	$1,000.00
$24.00	-40.00%	0.00%	$1,000.00
$20.00	-50.00%	0.00%	$1,000.00
$16.00	-60.00%	0.00%	$1,000.00
$12.00	-70.00%	0.00%	$1,000.00
$8.00	-80.00%	0.00%	$1,000.00

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table above are calculated.

Example 1: The closing price of one share of the Index Fund increases from the Initial Share Price of $40 to a Final Share Price of $48. Because the Final Share Price of $48 is greater than the Initial Share Price of $40, and because the product of $1,000 plus $1,000 × the Index Fund Return × the Participation Rate is not greater than the hypothetical maximum payment at maturity of $1,350, the final payment at maturity is equal to $1,200 per $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 × [($48 – $40)/$40] × 100%) = $1,200

Example 2: The closing price of one share of the Index Fund increases from the Initial Share Price of $40 to a Final Share Price of $76. Because the Final Share Price of $76 is greater than the Initial Share Price of $40, and because the product of $1,000 plus $1,000 × the Index Fund Return × the Participation Rate is greater than the hypothetical maximum payment at maturity of $1,350, the final payment at maturity is equal to $1,350 for each $1,000 principal amount note, the maximum payment on the notes.

Example 3: The closing price of one share of the Index Fund decreases from the Initial Share Price of $40 to a Final Share Price of $28. Because the Final Share Price of $28 is lower than the Initial Share Price of $40, the final payment at maturity is equal to $1,000 for each principal amount note.

The hypothetical returns and hypothetical payouts on the notes shown above do not reflect fees or expenses that would be associated with any sale in the secondary market. If these fees and expenses were included, the hypothetical total returns and payouts shown above would likely be lower.

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Historical Information

The following graph sets forth the historical performance of the iShares® MSCI Emerging Markets Index Fund based on the weekly closing price of one share of the Index Fund from January 5, 2007 through January 13, 2012. The closing price of one share of the Index Fund on January 19, 2012 was $41.41. We obtained the Index Fund closing prices below from Bloomberg Financial Markets. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets.

The historical closing prices per share of the Index Fund should not be taken as an indication of future performance, and no assurance can be given as to the closing price per share of the Index Fund on any of the Ending Averaging Dates. We cannot give you assurance that the performance of the Index Fund will result in a payment at maturity in excess of $1,000 per $1,000 principal amount note, subject to the credit risk of JPMorgan Chase & Co.

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